CHINA LINEN TEXTILE INDUSTRY, LTD.
Chengdong Street, Lanxi County,
Heilongjiang Province,
People’s Republic of China

March 18, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Charles Lee, Attorney-Advisor

Re:	China Linen Textile Industry, Ltd.
Amendment No. 1 to Registration Statement on
Form F-1 Filed February 9, 2011
File No. 333-171239

Dear Mr. Lee:

We are responding to comments contained in the Staff letter, dated February 24, 2011, addressed to Zhao Chunfu, the Company’s Vice General Manager, Secretary and director, with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on February 9, 2011 (the “F-1/A”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.
We note several disclosures throughout the prospectus that present information as of December 9, 2010 or January 13, 2011. For each Future amendment of the registration statement, please update such disclosures to present such information as of a more recent practicable date.

Response:

We will update the above-referenced disclosures to present such information as of a more recent practicable date.

Forepart of Registration Statement

2.
We note that you decreased the amount of ordinary shares to be registered and, accordingly, decreased the proposed maximum aggregate offering price. Because you filed the initial registration statement on December 17, 2010 and did not increase the proposed maximum aggregate offering price in amendment no. 1 to the registration statement, the amount of registration fee due on the proposed maximum aggregate offering price should be calculated based on the fee rate in effect when you filed the initial registration statement on December 17, 2010, which was $71.30 per million dollars. You may indicate, if correct, that such amount was previously paid. Please revise accordingly. Additionally, please delete the reference to Rule 457(g) because such rule does not apply to the offering of the ordinary shares.

Response:

We will revise accordingly.

Outside Cover Page of Prospectus
3.
We note your response to comment 61 in our letter dated January 14, 2011. Please tell us whether you have sold any Ordinary Shares or intend to sell Ordinary Shares prior to the effectiveness of the registration statement. If you have sold or intend to sell the Ordinary Shares prior to the date of effectiveness of the registration statement, then please provide us with your analysis of how you intend to comply with Securities Act Section 5 with respect to the offering contemplated by the registration statement. If you have not sold any Ordinary Shares, and do not intend to sell any Ordinary Shares until after the effectiveness of the registration statement, then please revise your disclosure accordingly, and disclose the types of prices at which you intend to sell the Ordinary Shares. Please also make a corresponding revision in "Plan of Distribution" on page 95.

Response:

The selling stockholders have not sold any Ordinary Shares, nor do they intend to sell any Ordinary Shares prior to the effectiveness of the registration statement. Upon the effectiveness of the registration statement, the Ordinary Shares may be sold by the selling stockholders at prevailing market prices at the time of sale. Accordingly, we will revise the disclosure in the outside cover page of the prospectus as follows:

The selling stockholders may offer and sell any of the Ordinary Shares of the Company from time to time upon effectiveness of this registration Statement on Form F-1, as amended~~. If the Ordinary Shares are sold prior to the date of effectiveness of the registration statement on Form F-1 (the “F-1”), such Ordinary Shares shall be sold at a fixed price of $1.52 per share. If the Ordinary Shares are sold after the effectiveness of this F-1, such Ordinary Shares shall be sold~~ at prevailing market prices at the time of sale. The selling stockholders may engage a broker, dealer or underwriter to sell the shares.  For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled “Plan of Distribution” on page 95 of this prospectus.  We will not receive any proceeds from the sale of the Ordinary Shares by the selling stockholders.  We are contractually obligated to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares.

We will also revise our disclosure in the second paragraph “Plan of Distribution” on page 77 as follows:

The selling stockholders may sell all or a portion of the ordinary shares beneficially owned by them and offered hereby from time to time upon effectiveness of this registration Statement on Form F-1, as amended directly or through one or more underwriters, broker-dealers or agents.  If the ordinary shares are sold through underwriters or broker-dealers, at such time the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The ordinary shares may be sold in one or more transactions~~.  If the ordinary shares are sold prior to the date of effectiveness of this Registration Statement on Form F-1 (the “F-1”), such ordinary shares shall be sold at a fixed price of $1.52 per share. If the ordinary shares are sold after the date of effectiveness of this F-1, such ordinary shares shall be sold~~ at prevailing market prices at the time of the sale.  These sales may be effected in transactions, which may involve crosses or block transactions,

4.
We note your response to comment 8 in our letter dated January 14, 2011. Because you are an ineligible issuer, as defined in Securities Act Rule 405, you may not use a free writing prospectus in connection with the offering contemplated by the registration statement. Please confirm to us your understanding of this requirement and remove the references to free writing prospectuses. See Securities Act Rule 164.

Response:

We understand that we may not use a free writing prospectus in connection with the offering contemplated by the registration statement. We have removed references to free writing prospectuses throughout the document.

5.
The outside front cover page of the prospectus should disclose the date of the prospectus. Accordingly, please move the placeholder for the date of the prospectus, currently at the top of page 4, to the outside front cover page of the prospectus. See Item 501(b)(9) of Regulation S-K.

Response:

We will revise the document accordingly.

Summary, page 4
Overview, page 4

6.
We note your response to comment 10 in our letter dated January 14, 2011. Please also disclose here, in "—Corporate Structure" and in "Business—Organizational Structure" that Gabriele Sanesi has also granted to Gao Ren an irrevocable right to exercise Mr. Sanesi's rights as shareholder and director of Creation International Development Investments Limited. In addition, please briefly disclose the "terms and conditions" pursuant to which Mr. Gao may acquire the shares of Creation.

Response:

We will revise page 8 and page 45 of the F-1/A in “Corporate Structure” and “Organizational Structure”, respectively, as follows:

Mr. Gao, our Chief Executive Officer and chairman, is party to an agreement, dated April 15, 2010, with Creation International Development Investments Limited (“Creation”), and its sole shareholder, Mr. Gabriele Sanesi, pursuant to which Mr. Gao may acquire all of the shares of Creation if the net income of Lanxi Sunrise from January 1, 2010 to June 30, 2010 is no less than US$ 2 million.~~in accordance with the terms and conditions set forth therein~~.  In other words, Mr. Gao may, upon acquisition of all or substantially all the shares of Creation, ultimately control Creation.

Risk Factors, page 9

7.
We note that the opinion of your U.S. tax counsel does not provide a "will" level of comfort. Accordingly, please consider whether it is appropriate to add a risk factor discussing any uncertainty associated with the application of U.S. tax laws that may have a material impact on investors.

Response:

We have considered the need to include additional risk factors to further discuss any uncertainty associated with the application of the U.S. tax laws that may have a material impact on investors. In our consideration, we noted that we have included language in the F-1/A referring to the “absence of guidance” and the potential “contrary positions” taken by the IRS or a court of law and included additional language referring to the use of the word “should” in place of “will”. It is therefore our opinion that additional inclusion of risk factors is not necessary.

Selected Financial Data, page 24

8.
We note your response to comment 12 in our letter dated January 14, 2011. Please present the information requested by Item 3.B of Form 20-F in a tabular format on both an actual basis and as adjusted basis, to reflect the offering contemplated by the registration statement. The capitalization table should show readers the types of stockholders' equity, including its individual components, and indebtedness that contribute to your total capitalization.

Response:

We will make the following changes to page 26 of the F-1/A:

~~As of September 30, 2010, we had $3.6 million short-term band loan and no long-term debt. Total stockholder’s equity was $28.9 million.~~

~~Bank loans consisted of the following as of September 30, 2010:~~

~~Loan from Financial Institutions~~	~~Annual Interest Rate~~		~~Loan period~~	~~Loan Amount~~		~~Collateral~~
~~Lanxi Branch of Agriculture Bank of China~~	~~6.903~~ 	~~%~~	~~2/24/2010 – 2/23/2011~~		~~2,239,441~~	~~The Group's equipment~~
~~Lanxi Branch of Agriculture Bank of China~~	~~6.903~~ 	~~%~~	~~3/22/2010 – 3/21/2011~~		~~1,343,665~~	~~and buildings~~
~~Total~~				~~$~~	~~3,583,106~~

As of September 30, 2010 we had total liabilities of 16,718,730 and total stockholder’s equity of 28,865,703 as displayed in the following capitalization table:

	Actual Basis	Adjusted Basis
	September 30
	2010	Unaudited
	$	$

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loans-Secured by the Group’s equipment and building	3,583,106	3,623,900
Accounts payable	4,646,420	3,510,701
Accrued expenses and other payables	1,359,534	885,149
Taxes payable	2,710,897	1,186,208
Deferred revenue	1,303,776	202,709
Deferred governmental subsidy	90,577	91,608
Interest payable	-	35,386
Deferred tax liabilities	552,908	722,549
Total current liabilities	14,247,218	10,258,210
Non-current liabilities
Deferred governmental subsidy, non-current	1,928,112	1,753,516
Deferred tax liabilities, non-current	543,400	479,553
Convertible note payable:	—	6,991,439
-par value	-	7,045,000
-discount on convertible note payable	-	(53,561)

TOTAL LIABILITIES	16,718,730	19,482,718

STOCKHOLDER’S EQUITY
Common stock
$0.002 par value, 500,000,000 shares authorized;
20,215,003 shares and 20,412,203 shares issued
outstanding as of September 30, 2010 and December 31, 2010	42,304	42,698
Additional paid-in capital:	3,119,586	1,844,264
-common stock	-	53,561
-others	3,119,586	1,790,703
Call option	-	(61,000)
Conversion option	-	1,654,000
Statutory reserves	1,593,559	2,768,269
Retained earnings	21,926,402	23,429,799
Accumulated other comprehensive income	2,183,852	2,485,922
TOTAL STOCKHOLDER’S EQUITY	28,865,703	32,163,952
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	45,584,433	51,646,670

9.	Please tell us what services Mid-Continental Securities Corp. provided to Lanxi Sunrise under the 2007 Advisory Agreement.

Response:

Pursuant to the Advisory Agreement, Mid-Continental agreed to advise Lanxi Sunrise from time to time with respect to the operation of Lanxi Sunrise’s business, including but not limited to introduction to, communication and co-ordination with investors and public relations firms, mergers and acquisitions, corporate filings, market strategies, deal structures and strategic relationships and alliances, as well as assisting Lanxi Sunrise in obtaining equity or debt financing, and such other matters as Lanxi Sunrise and Mid-Continental mutually agreed upon.

Exchange Rate Information, page 27

10.
Please update the disclosure for exchange rates between the Renminbi and the U.S. Dollar to present exchange rates as of the latest practicable date and for the past six months. See Item 3.A.3 of Form 20-F.

Response:

We will insert the following table under subsection of “Exchange Rate Information” on page 27 of the F-1/A:
	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period-End

Year ended December 31, 2005	8.1826	8.2765	8.0702	8.0702
Year ended December 31, 2006	7.9579	8.0702	7.8041	7.8041
Year ended December 31, 2007	7.5806	7.8127	7.2946	7.2946
Year ended December 31, 2008	6.9193	7.2946	6.7800	6.8225
Year ended December 31, 2009	6.8295	6.8470	6.8244	6.8259
2010
August	6.7873	6.8069	6.7670	6.8069
September	6.7396	6.8102	6.6869	6.6905
October	6.6678	6.6912	6.6397	6.6707
November	6.6539	6.6892	6.6330	6.6670
December	6.6497	6.6745	6.6000	6.6000
2011
January	6.5964	6.6364	6.5809	6.6017
February	6.5761	6.5965	6.5520	6.5731
March (through March 4)	6.5703	6.5723	6.5670	6.5670
Source Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Capital Expenditures and Divestitures, page 30

11.
We note your response to comment 34 in our letter dated January 14, 2011. Please disclose the amount that you have invested in additions to your fixed assets from January 1, 2008 through the date of the registration statement. See Item 4.A.5 of Form 20-F.

Response:

We will revise the paragraph under subsection of “Capital Expenditures and Divestures” on page 31 of the F-1/A as follows:

Our principal capital expenditure is addition in fixed asset. As of December 31, 2008, 2009 and September 30, 2010, our contractual commitments for capital expenditures approximated $1,386,000 (RMB 9,465,000), $889,000 (RMB 6,060,000) and $960,000 (RMB 6,432,000).  These capital expenditures mainly consisted of the construction of sewage facilities located in the facilities of Lanxi Sunrise, in order to purify the water generated from the Company. Other expenditures also included the acquisition of machinery and equipment for manufacturing.

We have not invested in other assets from January 1, 2008 through the date of the registration statement except that on November 15, 2010, the Company, through Lanxi Sunrise, entered into a Share Acquisition Agreement (the “Acquisition Agreement”) with Lanxi Tianxianfang Linen Co., Ltd. (the “Target”) and Shufan Wang (“Wang”) and Lijie Fu (“Fu”), the two shareholders of the Target. Pursuant to the Acquisition Agreement, Lanxi Sunrise has purchased all of the equity of the Target for a price of RMB 44,401,485 (approximately $6.7 million) (the “Purchase Price”), which Purchase Price was based on a appraisal report of the Target’s assets, liabilities and net assets as of March 31, 2010 by Heilongjiang Zhongming Guolin Asset Appraisal Co., Ltd.

~~Up till~~ Through September 30, 2010, ~~there is~~ no capital divestitures occurred.

12.
We note your statement that "no capital divestitures occurred" through September 30, 2010, as well as your reference to "divestitures currently in progress." If you have divestitures currently in progress, please update the former statement accordingly.

Response:

We do not have divestitures currently in progress. Accordingly, we will revise the statement “For the capital expenditures and divestitures currently in progress, we are relying on financing from government subsidy and income from the Company’s operation.” on page 31 of the F-1/A as follows:

For the capital expenditures ~~and divestures~~ currently in progress, we are relying on financing from government subsidy and income from the Company’s operation.

Liquidity and Capital Resources, page 34

13.
We note your response to comment 27 in our letter dated January 14, 2011. Please disclose your intentions of replacing the sources of liquidity provided by the loans from the Agricultural Bank of China once such loans mature. If you do not reasonably believe that you will be able to renew such loans or obtain loans for similar amounts, then please disclose how you intend to finance your working capital needs without the same level of funding provided by your current loans. Additionally, if you do not reasonably believe that the loans will be renewed, or that new loans will be obtained, on terms as favorable, or substantially as favorable, to you as your current loans, then please disclose any material impact on your liquidity and results of operations resulting from the new terms. See Item 5.D to Form 20-F.

Response:

We will revise the sentence to page 34 of the F-1/A under the paragraph regarding the outstanding loans from the Agricultural Bank of China as follows:

As of September 30, 2010, we had two outstanding loans from the Agricultural Bank of China, each with a one-year fixed annual interest rate of 6.903% (the “Loans”) in an aggregate amount of $3,583,106. The borrowing capacity available to the Company under the Loans is an aggregate of $4,392,708 and the maturity dates are on February 23, 2011 and March 21, 2011, respectively. As of December 31, 2009, the aggregate amount under the Loans was equal to $4,048,583.The Loans are collateralized by our buildings and equipment.  We intend to renew the loans from the Agricultural Bank of China once both loans have matured in March 2011.  As we have borrowed frequently in the past on our revolving credit facility, we reasonably believe we will be able to renew such loans on similar terms in the future.

Trend Information, page 39

14.
We note your response to comment 32 in our letter dated January 14, 2011. Item 5.D of Form 20-F requires a discussion of all trends that are reasonably likely to have a material effect on your results of operations, whether or not the effect is adverse to you. Accordingly, please clarify whether you believe the expected decrease in raw material prices will have a material effect on your results of operations. Additionally, we note that you cite, on page 11, weather, plantings, government farm programs and policies, and market demand as the market factors that affect flax prices. Please discuss, in "Business—Raw Materials" on page 58, what changes in these factors cause you to believe that future raw material prices will be lower.

Response:

We will revise the first two paragraphs under the section “Trend Information” on page 39 of the F-1/A as follows:

~~In the future, there are no events that are reasonable likely to have a material adverse effect on the company’s continuing operations, capital liquidity, and profitability or capital resources.~~

~~We anticipate that costs of goods sold will decrease because of lower prices of raw materials. We will continue to increase sales volume by expanding in domestic and international markets, and revenues are expected to increase over 30% compared to those in 2009. We plan to expand in domestic and international markets to increase our sales volume by increasing our sales force and selling new sought-after products, such as yarn-dyed fabric. We plan to expand to international markets by increasing local agent counts and expanding into new markets like India and Turkey.~~

We don’t foresee in the future any events that are reasonably likely to have a material effect on the Company’s continuing operations, capital liquidity, and profitability or capital resources. Nevertheless, generally, significant price changes in raw materials, continuing appreciation of RMB and rising labor cost could adversely affect our operation.

We anticipate that costs of goods sold will be slightly higher due to the higher price of raw materials in 2010. Historically, the price of flax has been stable and only experienced small fluctuations.  We import flax primarily from Europe where there is a sufficient supply of flax but limited linen production as the center of the world’s linen production has shifted from Europe to China in the past two decades. We usually have long term relationships with our suppliers and were able to obtain raw materials at stable prices with long term contracts. In 2009, because of the effects of the 2008 financial crisis and the slow recovery of the global economy, we believed in the possibility that the price of flax would decrease. However, due to an unexpected raise in the price of cotton, the price of fax in fact rose in 2010. We were able to pass this increase in cost on to our consumers through increased sales prices in 2010. In light of this and based on many years of business operation experience, we expect the raw material price of flax to continue to succumb to slight fluctuations going forward.

We will continue to increase sales volume by expanding in domestic and international markets. We plan to accomplish this by increasing our sales force and selling new high-demand products, such as yarn-dyed fabric, by increasing local agent counts, and by expanding into new markets like India and Turkey.

Employees, page 54

15.	We note your response to comment 38 in our letter dated January 14, 2011. Please disclose the number of employees as of December 31, 2010. See Item 6.D of Form 20-F.

Response:

We will revise the third paragraph under the section “Employees” on page 54 of the F-1/A as follows:

~~As of December 9, 2010, we have 1400 full-time employees, of whom 62 are administrative and accounting staff (including 40 who also perform duties as technological staff), 73 are technological staff, 40 are sales staff, and the remaining 1,225 are production workers.~~

As of December 31, 2010, we have 1,400 full-time employees, of whom 62 are administrative and accounting staff (including 40 who also perform duties as technological staff), 73 are technological staff, 40 are sales staff, and the remaining 1,225 are production workers.

Compensation, page 57

16.	Please update the disclosure required by Item 6.B of Form 20-F for your most recently completed fiscal year.

Response:

We will revise the existing chart under section “Compensation” on page 57 of the F-1/A by replacing the previous table with the following:

~~During the fiscal year ended December 31, 2009, the amount of compensation paid to each of our officers and directors was as follows:~~

~~NAME~~	~~POSITION~~	~~SALARY~~
~~Gao Ren~~	~~Chief Executive Officer and Chairman of the Board~~	$	~~17,590~~
~~Ma Yongfeng~~	~~Vice General Manager~~	$	~~8,795~~
~~Teng Yunhai~~	~~Vice General Manager and Executive Director~~	$	~~5,277~~
~~Zhao Chunfu~~	~~Vice General Manager, Secretary and Director~~	$	~~5,277~~
~~Li Songyun~~	~~Chief Marketing Officer~~	$	~~3,694~~
~~Huang Xiaofang*~~	~~Chief Financial Officer~~	$	~~3,694~~

~~*Mr. Qi Shaofeng replaced Mr. Huang Xiaofang as our chief financial officer on January 31, 2010. Ms. Jodie Wehner replaced Mr. Qi Shaofeng as chief financial officer on September 1, 2010.~~

~~During the fiscal year ended December 31, 2009, none of our officers or directors received compensation for services other than salary paid in cash.~~

During the fiscal year ended December 31, 2010, the amount of compensation paid to each of our officers and directors was as follows:

NAME	POSITION	SALARY
Gao Ren	Chief Executive Officer and Chairman of the Board	$17,590
Jodie Zheng Wehner	Chief Financial Officer	$31,860
Ma Yongfeng	Vice General Manager	$8,795
Teng Yunhai	Vice General Manager and Executive Director	$5,277
Zhao Chunfu	Vice General Manager, Secretary and Director	$5,277
Li Songyun	Chief Marketing Officer	$3,694
Stephen Monticelli	Independent director	$24,000

Selling Stockholders, page 60

17.
Please clarify the statement in the fourth paragraph, first sentence of this section that "this prospectus generally covers the resale of 83% of the sum of number of Ordinary Shares issuable upon conversion and/or of the convertible notes as of the Trading Day immediately preceding the date the registration statement is initially filed..." Please note that the registration statement registers only 3,824,589 Ordinary Shares and does not register any convertible notes.

Response:

We confirm our understanding that the registration statement registers Ordinary Shares and does not register any convertible notes. Accordingly, we will revise the fourth paragraph on page 60 of the F-1/A under the section “Selling Stockholders” as follows:

In accordance with the terms of a Registration Rights Agreement with the selling stockholders, this prospectus generally covers the resale of 83% of the sum of number of Ordinary Shares issuable upon conversion ~~and/or~~ of all of the convertible notes as of the Trading Day immediately preceding the date the registration statement is initially filed with the SEC.  Because the conversion price of the convertible notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.  The sixth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

18.
The sum of the shares in the fourth column is 3,824,590. However, the registration statement is registering only 3,824,589 shares. Please reduce the number of shares in the fourth column to equal the number of shares being registered by the registration statement.

Response:

We note the discrepancy between the sum of the shares in the fourth column as 3,824,590, and the 3,824,589 shares being registered under the registration statement. We will correct this discrepancy by revising the number of shares being registered under the registration statement as 3,824,590 throughout the document.

19.
We note your response to comment 46 on our letter dated January 14, 2011. Please tell us whether each selling stockholder who you have identified as an affiliate of a registered broker-dealer (i) purchased the 7.5% notes from you in the ordinary course of business and (ii) at the time of such purchase, such selling stockholder had any agreement or understanding, directly or indirectly, with any person to distribute the 7.5% or the Ordinary Shares underlying the 7.5% notes. We may have additional comments upon review of your response.

Response:

Each of the selling stockholders who were identified as an affiliate of a registered broker-dealer, namely Ronald Lazar, Anthony Polak, Anthony Polak (S), or Jamie Polak: (i) purchased the 7.5% notes from the Company in the ordinary course of business; and (ii) at the time of such purchase, such selling stockholder did not have any agreement or understanding, directly or indirectly, with any person to distribute the 7.5% or the Ordinary Shares underlying the 7.5% notes.  We revise footnotes 21 – 24 on page 63 of the F-1/A to clarify this as follows:

(21)
Ronald Lazar is an affiliate of Maxim Group LLC, a registered broker-dealer.  Ronald Lazar (i) purchased the 7.5% notes from the Company in the ordinary course of business and, (ii) at the time of such purchase, did not have any agreement or understanding, directly or indirectly, with any person to distribute the 7.5% or the Ordinary Shares underlying the 7.5% notes.

(22)
Anthony Polak is an affiliate of Maxim Group LLC, a registered broker-dealer.  Anthony Polak (i) purchased the 7.5% notes from the Company in the ordinary course of business and, (ii) at the time of such purchase, did not have any agreement or understanding, directly or indirectly, with any person to distribute the 7.5% or the Ordinary Shares underlying the 7.5% notes.

(23)
Anthony Polak (S) is an affiliate of Maxim Group LLC, a registered broker-dealer.  Anthony Polak (S) (i) purchased the 7.5% notes from the Company in the ordinary course of business and, (ii) at the time of such purchase, did not have any agreement or understanding, directly or indirectly, with any person to distribute the 7.5% or the Ordinary Shares underlying the 7.5% notes.

(24)
Jamie Polak is an affiliate of Maxim Group LLC, a registered broker-dealer.  Jamie Polak (i) purchased the 7.5% notes from the Company in the ordinary course of business and, (ii) at the time of such purchase, did not have any agreement or understanding, directly or indirectly, with any person to distribute the 7.5% or the Ordinary Shares underlying the 7.5% notes.

Certain Relationships and Related Party Transactions, page 64

20.
We note your response to comment 49 in our letter dated January 14, 2011. Please disclose your related party transaction information for the period from January 1, 2008 through the date of the registration statement. See Item 7.B of Form 20-F. In addition, please describe how each of Songyuan Qianan Sunshine Linen Co., Ltd. and Harbin Sunshine is a related party of the company.

Response:

We will revise the first sentence of the “Related Party Transactions” on page 64 of the F-1/A from “Since the beginning of 2009, we entered into the following transactions with certain related parties, in addition to the share transactions noted above” to “Since the beginning of 2008, we entered into the following transactions with certain related parties, in addition to the share transactions noted above.”

We will also insert the following table on page 65 of the F-1/A:

The Company’s relationships with related parties are described as follows:

Name	Relationship
Harbin Sunshine Linen Textile Co., Ltd	Under common control by Ren Gao
Harbin Zhongyi Sunshine Linen Co., Ltd	Under common control by Ren Gao
Songyuan Qianan Sunshine Linen Co., Ltd	Under common control by Ren Gao
Ren Gao	Majority owner of the Company
Lanxi Sunshine Linen Co., Ltd	Under common control by Ren Gao

Description of Share Capital, page 65

General, page 65

21.
We note your statement that "the shares that are the subject of this offering or any future offering or trading will be considered to have been validly issued pursuant to our amended and restated memorandum and articles of association once the issuance has been duly authorized and once our register of members has been updated to reflect their issuance." This is a legal conclusion that you are not qualified to make. Please delete the statement. Alternatively, if you intended to say that the shares that are the subject or this offering cannot be considered to be validly issued unless, among other things, the register of members has been updated to reflect their issuance, please revise the statement accordingly, and indicate when you will update the register of-members in connection with this resale, for example immediately after effectiveness of this registration statement.

Response:

We will delete “the shares that are the subject of this offering or any future offering or trading will be considered to have been validly issued pursuant to our amended and restated memorandum and articles of association once the issuance has been duly authorized and once our register of members has been updated to reflect their issuance.”

Description of Share Capital, page 65

22.
We note your new disclosure regarding the Companies law and the register of members. We also note that counsel will opine on whether the shares will have been legally issued. Therefore, please revise your disclosure to as follows:

•	Discuss any procedures and timing required to make appropriate entries;
•	Make clear in the registration statement that the company will perform the procedures necessary to register the shares in the register of members;
•	Disclose whether approval by the authorities in the Cayman Islands is required or whether this is an administrative undertaking;
•	Make clear whether shareholders have any recourse or process by which plain errors may be corrected or the Company required to correct its Register of Members; and
•	If there are any material risks to this process, please consider including appropriate disclosure in the risk Factors section.

Response:

We will update the existing paragraphs under the “Description of Share Capital – General” section on page 65 of the F-1/A in the following manner:

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law and the common law of the Cayman Islands. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. We have filed copies of our memorandum and articles of association and our amended and restated memorandum and articles of association as exhibits to our registration statement on Form F-1.

We are an exempted company duly incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company, the objects of which are to conduct business mainly outside of the Cayman Islands, may apply to be registered as an exempted company.  The Company will not need to rely on approval by the authorities in the Cayman Islands as application process is an administrative undertaking. The requirements for an exempted company are essentially the same as for an ordinary company except for the material exemptions and priveleges, including (a) an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies, (b) an exempted company is not required to open its register of members for inspection, (c) an exempted company does not have to hold an annual general meeting, (d) an exempted company may in certain circumstances issue no par value, negotiable or bearer shares, and an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

Furthermore, the Companies Law provides that the ownership of shares in Cayman Islands companies is determined by the entry of shareholders in a company’s statutory register of members. The Register of Members of the Company is maintained by the Company’s registrar and transfer agent, Island Stock Transfer, who will provide timing and procedures followed in respect to updating the Register of Members.  The Company will use its best efforts to work with the transfer agent to ensure that all of the procedures necessary to register the shares are completed.

The entry of a member on the Register of members of the Company is definitive evidence of such member holding shares in the Company.  The Companies Law provides that if the name of any person is entered incorrectly or omitted from the register of members or, if there is default or unnecessary delay in entering on the register the fact of any persons having ceased to be a member, the relevant member aggrieved or the Company itself may apply to the Court for an order that the register be rectified

We are authorized to issue 500,000,000 ordinary shares, par value $.002. As of December 9, 2010, 20,412,203 ordinary shares are outstanding, held by 115 record holders, though we believe that the number of beneficial holders is significantly greater.

Shares Eligible For future Sale, page 68

23.
We note that you disclose on page 10 that there will be 25,047,071 shares outstanding after the offering assuming conversion of all of the notes, but you disclose here that there will be 25,037,071 such shares. Please reconcile the contradicting disclosures.

Response:

We will reconcile the contradicting disclosures to provide that 25,047,071 shares will be outstanding after the offering assuming conversion of all of the notes.

Taxation, page 69

24.
We note that the tax opinions filed as Exhibits 8.1 and 8.3 are short-form tax opinions. Accordingly, please disclose that the statements in the subsection "People's Republic of China Taxation" constitute the opinion of Deheng Law Offices and the statements in the subsection "United States Federal Income Taxation" constitute the opinion of Windes & McClaughry Accountancy Corporation.

Response:

We will Disclose in the F-1/A that the statements in the subsection "People's Republic of China Taxation" constitute the opinion of Deheng Law Offices and the statements in the subsection "United States Federal Income Taxation" constitute the opinion of Windes & McClaughry Accountancy Corporation.

25.	We note your response to comment 57 in our letter dated January 14, 2011. Please tell us how you have complied with the fourth bullet in such comment.

Response:

We will revise our disclosure under People’s Republic of China on page 70 of the F-1/A as follows:

People's Republic of China Taxation

On March 16, 2007, the National People's Congress of China enacted the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprise” and “non-resident enterprise” and an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008 and define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. “Chinese-controlled offshore enterprise” refers to an enterprise which is formed and registered abroad by an enterprise or enterprise group located in China as the major controlling investor under the laws of a foreign country (region).

According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having "de facto management body" in China only if all of the following conditions set forth in the SAT Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Furthermore, a Chinese-controlled enterprise may file a resident enterprise application to the competent tax authority of the place where its de facto management body or where the major Chinese investor is located, and the competent tax authority shall, after the preliminary examination, report, level by level, its identity of resident enterprise to the State Administration of Taxation for confirmation. If an overseas Chinese-controlled enterprise fails to file a resident enterprise application, the competent tax authority of the place where its major Chinese investor is located may make a preliminary judgment about whether it is a Chinese resident enterprise according to the information available to it, and report to the State Administration of Taxation for confirmation.

Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in the SAT Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises.

We do not believe that either we or Bright meets all of the conditions above. We and Bright are companies incorporated outside the PRC. As holding companies, these two entities' seal stamp, the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. Furthermore, decisions relating to our financial matters are made or are subject to approval by personnel outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever have been deemed a PRC "resident enterprise" by the PRC tax authorities. We believe that we and/or Bright shall not be treated as resident enterprises for PRC tax purposes if the criteria for "de facto management body" as set forth in the SAT Circular 82 were deemed applicable to us.

However, as the tax resident status of an enterprise is subject to determination by the competent PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we may be considered a resident enterprise. If the PRC tax authorities determine that we and/or Bright is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. Firstly, we and/or Bright may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Secondly, dividends paid to us from our PRC Subsidiary through Bright (assuming we and Bright are treated as resident enterprises under the EIT Law) may qualify as “tax-exempt income”, but we cannot guarantee that such dividends will not be subject to PRC withholding tax. In addition, it could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

According to Notice of the State Administration of Taxation on Issuing the Interim Measures for the Administration of Source-based Withholding of Enterprise Income Tax on Non-resident Enterprise (No. 3 [2009] of the State Administration of Taxation), the source-based withholding shall apply to the incomes from return on equity investment such as dividends and bonuses, interest, rents, royalties, income from assignment of property and other incomes subject to the enterprise income tax derived from China by non-resident enterprise, and the entities or individuals which are directly liable to make the relevant payments to the non-resident enterprises under the relevant legal or contractual provisions shall be the withholding agents; where the withholding agent makes each payment or due payment of the aforesaid incomes, it shall withhold an enterprise income tax from such incomes at a rate of 10%; where the withholding agent has the obligation to withhold an enterprise income tax, it shall file a Withholding Enterprise Income Tax Return with the competent tax authority and turn the relevant withholding tax over to the State Treasury within seven days from the date of the withholding date; where the withholding agent fails to withhold or cannot perform the withholding obligations, the non-resident enterprise shall, within seven days after the payment or payment due, file enterprise incoming tax to the competent tax authorities; where both parties to an equity transfer transaction which is conducted outside the PRC are non-resident enterprise, the non-resident enterprise which obtains the income shall file a tax return to the competent tax authority of the enterprise whose equity interests are transferred. The enterprise whose equity interests are transferred shall assist the tax authority in taxing the non-resident enterprise; where the non-enterprise again fails to pay tax within a certain time limit under a tax authority’s warning notice, the competent tax authority has the right to collect the enterprise income tax and charge an overdue fine from the non-enterprise’s income from other project(s) and its payable person in China, and send a Notice of Tax-related Matters, other income projects and its payable person is liable for the payable tax and overdue fine.

In such event, we may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our shares if such non-resident investors and the gain satisfy the requirements under the EIT Law and its implementing rules, and we would not have an obligation to withhold income tax in respect of such gains.

If the PRC tax authorities determine that we and Bright are non-resident enterprises, dividends paid to us from our PRC Subsidiary will be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to non-resident enterprises which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has actual connection with their establishments or premises of business inside the PRC, and (B) an income tax rate of 10% will be applicable to non-resident shareholders, to the extent of incomes derived from sources within the PRC which (i) do not have any establishment or premises of business in the PRC or (ii) have establishments or premises of business in the PRC, but the relevant income is not effectively connected with the establishments or premises of business.

Lanxi Sunrise has not paid dividends to us and/or Bright as of the date of this prospectus, and therefore Lanxi Sunrise has not been liable for the payment of the 10% withholding tax on dividends to its non-resident shareholder as of the date of this prospectus.

As of the date of this prospectus, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or Bright. We and Bright will consult with the PRC tax authorities and make any necessary tax withholding if, in the future, the Board of Directors of Lanxi Sunrise makes a resolution to pay any dividends to us and/or Bright and if we and/or Bright (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we and/or Bright are/is a non-resident enterprise(s) under the EIT Law.

As to the specialized regulations related to enterprise income tax for equity transfers of PRC resident enterprises by non-PRC resident enterprises, please refer to “We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises’ Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008” in the “Risk Factors―Risks Relating to Operations in China” section of this prospectus.

Item 7. Recent Sales of Unregistered Securities, page 80

26.
We note your response to comment 65 in our letter dated January 14, 2011.  It does not appear that you included the disclosure that there were 23 investors that purchased the notes in amendment no. 1 to the registration statement. Please include such disclosure in the next amendment to the registration statement.

Response:

We will revise the first sentence under “Issuance and Sale of Notes” on page 81 of the F-1/A as follows:

“On November 3, 2010, we entered into a securities purchase agreement (the “Purchase Agreement”), with 23 ~~certain~~ institutional and accredited investors (the “Investors”) for the issuance and sale of an aggregate of approximately $7 million of 7.5% notes (the “Notes”) that are convertible into the Company’s ordinary shares, par value $.002 per share (the “Ordinary Shares”) for aggregate net proceeds of approximately $6.4 million.”

27.
In addition, we understand that the shares issued to Mr. Qi, HCI and Mr. Monticelli were issued in consideration for services rendered. However, please revise to disclose the value of the services that you received in consideration for each stock issuance, or the value of the stock that was issued to each of Mr. Qi, HCI and Mr. Monticelli in consideration for their services. Refer to Item 701(c) of Regulation S-K.

Response:

We will revise paragraphs (2) (3) and (4) under the table of Beneficial Shareholders under “Item 7. Recent Shares of Unregistered Securities” on page 80 of the F-1/A as follows:

(2) The Company and Mr. Qi entered into a Severance Agreement dated August 28, 2010. Pursuant to the terms of the Severance Agreement, Mr. Qi will receive 30,000 restricted ordinary shares of the Company, par value $0.002 per share. On December 3, 2010, the Company issued 30,000 Ordinary Shares to Mr. Qi.  The value of the shares issued to Mr. Qi was $44,100.

(3) The Company entered into an Investor Relations Consulting Agreement on May 5, 2010 (the “Agreement”) with Hayden Communications International, Inc. (“HCI”) (the “Agreement”) for the provision of certain investor relations services, dated as of May 5, 2010, which was subsequently as supplemented and amended by the Amendment to Investor Relations Consulting Agreement entered into between the Company and HCI dated as of October 13, 2010. In partial consideration for the provision of such investor relations services, the Company had agreed to issue to Hayden Communications International, Inc. HCI and/or its designees 67,200 restricted ordinary shares on the terms and conditions set forth in the Agreement and the Amendment to Investor Relations Consulting Agreement. On December 6, 2010, the Company issued 52,800, 9,600 and 4,800 Ordinary Shares to HCI and its designees, Feng Peng and Scott Powell, respectively.  The value of the shares issued to HCI was $102,144.

(4) Stephen Monticelli entered into an employment agreement with the Company on August 30, 2010 to serve as an independent director of the Company. In consideration for his services as director, the Company had agreed to issue Mr. Monticelli 100,000 shares of restricted ordinary shares. On December 6, 2010, the Company issued 100,000 Ordinary Shares to Stephen Monticelli.  The value of the shares issued to Stephen Monticelli was $114,000.

Exhibit Index, page 85

28.
Please add to the Exhibit Index the consents provided by the entities that have provided the opinions filed as Exhibits 8.1, 8.2 and 8.3 and indicate, if correct, that such consents are included in the opinions filed as Exhibits 8.1, 8.2 and 8.3, respectively. See Item 601(b)(23)(i) of Regulation S-K.

Response:

Such consents will be included in the opinions filed as Exhibits 8.1, 8.2, 8.3, respectively.

29.	Please file as an exhibit the agreement between Mr. Gao and Creation dated April 15, 2010, or tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.

Response:

We will file the Agreement between Mr. Gao and Creation dated April 15, 2010 as Exhibit 10.15.

Exhibit 5.1

30.	We note that the opinion filed as Exhibit 5.1 is not dated. Please file a dated opinion before requesting acceleration of effectiveness of the registration statement.

Response:

We will file a dated opinion before requesting acceleration of effectiveness of the registration statement.

31.	Please revise the number of ordinary shares covered by the opinion to match the number of ordinary shares being registered by the registration statement.

Response:

We will revise the number of ordinary shares covered by the opinion to march the number of ordinary shares being registered by the registration statement.

Exhibit 8.1

32.	Please revise the number of ordinary shares covered by the opinion to match the number of ordinary shares being registered by the registration statement.

Response:

Windes & McClaughry have revised the number of ordinary shares to match the number of ordinary  shares being registered.

33.
The opinion must speak as of the date of effectiveness of the registration statement. Accordingly, please delete the limitations contained in the seventh paragraph of the opinion, or re-file the opinion on the day the registration statement goes effective and date the opinion as of such date.

Response:

Windes & McClaughry have revised the opinion to delete the limitations contained in the seventh paragraph.

34.
Counsel may limit reliance on its opinion to the offering contemplated by the registration statement, but counsel may not limit reliance to just the issuer. We note that counsel provides an exception to "persons entitled to rely on [its opinion] pursuant to applicable provisions of federal securities law." However, because reliance by such persons is the general rule and not the exception, please revise to delete any limitation on reliance by only the issuer.

Response:

Windes & McClaughry have revised the opinion to delete the limitation on reliance by only the issuer.

35.	Counsel should also consent to the discussion of its opinion in the prospectus. Please revise accordingly.

Response:

Windes & McClaughry have revised the opinion to include their consent to the discussion of the opinion in the prospectus.

36.	Counsel's signature should be in typed format. Please revise accordingly. See Rule 302(a) of Regulation S-T.

Response:

Windes & McClaughry have revised the signature to type format.

37.
Please revise the fifth paragraph to delete the word "that" in the phrase "subject to the limitations set forth in the F-1 Registration Statement, that the statements of law or conclusions in the F-1 Registration... constitute our opinion..." in order to clarify your opinion.

Response:

Windes & McClaughry have removed the word “that” from the phrase “subject to the limitations set forth in the F-1 Registration Statement, that the statements of law or conclusions in the F-1 Registration. . . constitute our opinion…”

Exhibit 8.2

38.	Please revise the number of ordinary shares covered by the opinion to match the number of ordinary shares being registered by the registration statement.

Response:

The opinion has been revised accordingly.

39.
Counsel's assumption (a) is too broad with respect to the registration statement because it is opining on the statements in the "Taxation—Cayman Islands Taxation" section of the prospectus included in the registration statement. Accordingly, counsel may not assume that the statements in such section are accurate and complete. Please revise accordingly.

Response:

Assumption (a) does not speak to the accuracy of the relevant section of the prospectus.  It is only assuming that to the extent that Appleby is reviewing a document which is not an original, that it is an accurate copy of such original.

40.
Counsel's assumption (b) is too broad with respect the registration statement. Counsel should examine the copy of the registration statement filed on EDGAR and base its opinion on such copy. Please revise accordingly.

Response:

The opinion has been revised accordingly.

41.
The opinion must speak as of the date of effectiveness of the registration statement. Accordingly, please delete the limitations contained in reservation (a) and in the last paragraph of the opinion, or re-file the opinion on the day the registration statement goes effective and date the opinion as of such date.

Response:

The opinion will be re-filed on the day the registration statement goes effective and will be dated as of such date.

42.	Counsel's signature should be in typed format. Please revise accordingly. See Rule 302(a) of Regulation S-T.

Response:

The signature will be in typed format on the day it is re-filed with the registration statement.

Exhibit 8.3

43.
The opinion must speak as of the date of effectiveness of the registration statement. Accordingly, please delete the limitations contained in the fourth and seventh paragraphs of the opinion, or re-file the opinion on the day the registration statement goes effective and date the opinion as of such date.

Response:

We will re-file the opinion on the day the registration statement goes effective and date the opinion as of such date.

44.	Please delete counsel's assumption in subparagraph (i) that the persons signing the Documents had the legal authority to do so. Such assumption is inappropriate.

Response:

The opinion has been revised accordingly.

45.	Please revise the opinion to state, if correct, that the statements in the "Taxation — People's Republic of China Taxation" section of the prospectus constitute counsel's opinion.

Response:

The opinion has been revised to state that the statements in the “Taxation—People’s Republic of China Taxation” section of the prospectus constitute counsel’s opinion.

46.	Counsel may not limit reliance on its opinion to the entity to whom the opinion is addressed. Accordingly, please delete the limitation contained in the eighth paragraph of the opinion.

Response:

The opinion has been revised accordingly.

47.	In accordance with comment 24, counsel should also consent to being named in the registration statement and to the discussion of its opinion in the prospectus. Please revise accordingly.

Response:

The opinion has been revised accordingly.

48.	Counsel's signature should be in typed format. Please revise accordingly. See Rule 302(a) of Regulation S-T.

Response:

The opinion has been revised accordingly.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gao Ren
Gao Ren
Chief Executive Officer